UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 21, 2022

USA OPPORTUNITY INCOME ONE, INC.
(Exact name of issuer as specified in its charter)

Puerto Rico	66-0985204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

404 Ave Constitucion # 208, San Juan, Puerto Rico 00901
(Full mailing address of principal executive offices)

(800) 305-5310
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: USA Real Estate Bonds

ITEM 1.	FUNDAMENTAL CHANGES

Entry into New Managing Broker-Dealer Agreement

On November 22, 2022, USA Opportunity Income One, Inc. (the “Company”) executed a new Broker Dealer Agreement (the “Dalmore Agreement”) with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA and the Securities Investor Protection Corporation (“SIPC”) pursuant to which Dalmore has agreed to provide or arrange certain compliance and administrative services for the Company’s Regulation A+ Offering.

The initial term of the Dalmore Agreement shall extend for a period of twelve (12) months and shall extend for additional consecutive twelve-month periods as set forth in the Dalmore Agreement. In consideration for these services, the Company has agreed to pay Dalmore a fee equal to one hundred (100) basis points on the aggregate amount raised by the Company. Dalmore will commence to provide services to the Company immediately following the Financial Industry Regulatory Authority’s (“FINRA”) issuance of a No Objection Letter for the Company’s offering of an aggregate $75,000,000 offering of its USA Real Estate Bonds (the “Offering”). The Company also agreed to pay Dalmore a one-time advance payment for reasonable and necessary out of pocket expenses of $5,000 upon execution of the Dalmore Agreement and a one-time consulting fee of $20,000 which will be due and payable within five (5) days after FINRA issues a No Objection Letter related to the Offering.

The foregoing description of the terms of the Dalmore Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Dalmore Agreement, which is filed herewith as Exhibit 6.1 and is incorporated herein by reference.

Termination of Prior Managing Broker-Dealer Agreement

On October 21, 2022, Coastal Equities, Inc. (“Coastal”) terminated the Managing Broker Dealer Agreement dated October 22, 2021 entered into between the Company and Coastal (the “Coastal Agreement”).

The following documents are attached to this Form 1-U as Exhibits

EXHIBITS

Exhibit No.	Description

6.1	Broker-Dealer Agreement dated November 22, 2022 between the Company and Dalmore Group, LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USA Opportunity Income One, Inc.

By:	/s/ Dania Echemendia
Name:	Dania Echemendia
Title:	President
Date:	December 15, 2022